                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            C-CUBE MICROSYSTEMS INC.
                            ------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    125015107
                                    ---------
                                 (CUSIP Number)

                                   BRYON LOOK
                             CHIEF FINANCIAL OFFICER
                              LSI LOGIC CORPORATION
                               1551 MCCARTHY BLVD.
                               MILPITAS, CA 95035
                                 (408) 433-8000
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MAY 24, 2001
                                  ------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





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--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only)

        LSI Logic Corporation    94-2712976
--------------------------------------------------------------------------------
  (2) Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [ ]

--------------------------------------------------------------------------------
  (3) SEC Use Only

--------------------------------------------------------------------------------
  (4) Source of Funds (See Instructions)

        00
--------------------------------------------------------------------------------
  (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
  (6) Citizenship or Place or Organization

        Delaware
--------------------------------------------------------------------------------

        Number Of           (7)   Sole Voting Power
          Shares                  45,319,652
       Beneficially         ----------------------------------------------------
         Owned By           (8)   Shared Voting Power
           Each                   -0-
        Reporting           ----------------------------------------------------
          Person            (9)   Sole Dispositive Power
           With                   45,319,652
                            ----------------------------------------------------
                            (10)  Shared Dispositive Power
                                  -0-
                            ----------------------------------------------------

--------------------------------------------------------------------------------
  (11) Aggregate Amount Beneficially Owned by Each Reporting Person

        45,319,652
--------------------------------------------------------------------------------
  (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                           [ ]

--------------------------------------------------------------------------------
  (13) Percent of Class Represented by Amount in Row (11)

        89%
--------------------------------------------------------------------------------
  (14) Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------




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        This Amendment No. 1 amends and supplements the Schedule 13D originally filed on May 21, 2001 by LSI Logic Corporation, a Delaware corporation.

        Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

        The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

ITEM 4. PURPOSE OF TRANSACTION

        Item 4 is amended by amending and restating the second paragraph of subsections (a) - (b) as follows:


        The initial offering period of the exchange offer expired at midnight, New York time, on May 10, 2001. On May 11, 2001, Merger Sub acquired approximately 43.6 million shares of C-Cube Common Stock (including shares tendered through notice of guaranteed delivery), equaling approximately 86% of the total number of outstanding shares of C-Cube Common Stock on such date. A subsequent offering period began at 9:00 a.m., New York time, on May 11, 2001 and is scheduled to expire at midnight, New York time on Friday, June 8, 2001. Upon the expiration of the subsequent offering period, LSI Logic intends to complete the acquisition of C-Cube by merging Merger Sub into C-Cube, after which C-Cube will be a wholly owned subsidiary of LSI Logic (the "Merger"). To date, Merger Sub has acquired approximately 45,319,652 shares of C-Cube Common Stock.

        Item 4 is further amended by amending and restating subsection (d) in its entirety as follows:

        (d) After the expiration of the initial offering period, LSI Logic appointed three members to the C-Cube board of directors and became entitled to replace the management of C-Cube. After the effective time of the Merger, LSI Logic will become entitled to replace the two remaining members of the C-Cube board of directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Item 5 is amended by amending and restating subsections (a) - (b) in their entirety as follows:

        (a) - (b) LSI Logic has acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns approximately 45.3 million shares of C-Cube Common Stock equaling approximately 89% of the total number of shares of C-Cube Common Stock outstanding as of June 4, 2001.

        To LSI Logic's knowledge, except as set forth in this Item 5, neither LSI Logic, nor any other person controlling LSI Logic, nor any persons named in
Schedule I to this Schedule 13D beneficially owns any shares of C-Cube Common Stock.

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SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct. In executing this Schedule 13D, the undersigned agrees, to the extent required by Rule 13d-1(a) promulgated the Securities Exchange Act of 1934, that this Schedule 13D is being filed on behalf of each of the Reporting Persons herein.

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
Date:  June 7, 2001                                      LSI LOGIC CORPORATION


                                                         /s/ Bryon Look
                                                         -----------------------
                                                         Bryon Look
                                                         Chief Financial Officer
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